January 13, 2012

Via EDGAR

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re: Regions Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for Quarterly Period Ended June 30, 2011

Filed August 4, 2011

Form 10-Q for Quarterly Period Ended September 30, 2011

Filed November 3, 2011

File No. 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated December 16, 2011, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2010, Form 10-Q for the quarterly period ended June 30, 2011, and the Form 10-Q for the quarterly period ended September 30, 2011 (the “Filing” or “Filings”). Detailed responses are included in this letter after each question. New proposed disclosures are included in italics.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

1.	In future filings please include a risk factor discussion describing the risks related to second lien loans. The discussion should include:

•	A statement that you are unable to track the payment status of first lien loans held by other institutions, including the payment status related to loan modifications;

•	The percentage of your loan portfolio that consist of home equity lines of credit; and

•	Disclosure that none of your home equity lines of credit have converted to amortizing status and the vast majority will not convert to amortizing status until 2020.

Regions’ Response: Regions will add a risk factor in future annual filings, proposed as follows:

Home equity products, particularly those where Regions is in a second lien position, and particularly those in certain geographic areas, may carry a higher risk of non-collection than other loans.

Home equity lending includes both home equity loans and lines of credit. Of the $XX billion home equity portfolio at December 31, 20XX, approximately $XX were home equity lines of credit and $XX were closed-end home equity loans (primarily originated as amortizing loans). This type of lending, which is secured by a first or second mortgage on the borrower’s residence, allows customers to borrow against the equity in their home. Real estate market values at the time of origination directly affect the amount of credit extended, and in addition, past and future changes in these values impact the depth of potential losses. Second lien position lending carries higher credit risk because any decrease in real estate pricing may result in the value of the collateral being insufficient to cover the second lien after the first lien position has been satisfied. Regions has realized higher levels of charge-offs on second lien positions in the state of Florida, where real estate valuations have been depressed over the past several years.

Regions is unable to track payment status on first liens held by another institution, including payment status related to loan modifications. When Regions’ second lien position becomes delinquent, an attempt is made to contact the first lien holder and inquire as to the payment status of the first lien. However, Regions does not and cannot continuously monitor the payment status of the first lien position. When the first lien is held by a third party, we can obtain an indication that a first lien is in default through information reported to credit bureaus. However, because borrowers may have more than one mortgage reported on the credit report and there is not a corresponding property address associated with reported mortgages, we are unable to associate a specific first lien with our junior lien. The only communication we receive directly from the first lien holder for our junior lien is notification at the time of foreclosure sale.

As of December 31, 20XX, none of Regions’ home equity lines of credit have converted to mandatory amortization under the contractual terms. The vast majority of home equity lines of credit will convert to amortizing status after fiscal year [2020].

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Characteristics, page 96

Home Equity, page 99

2.	Refer to your response to prior comment three and your disclosure on page 60 of your September 30, 2011 Form 10-Q, and please address the following related to your home equity loans and lines of credit:

Notably, Regions is segregating the home equity portfolio into first and second lien pools during the fourth quarter of 2011 for purposes of calculating the allowance for loan losses. Regions performed an analysis of the impact of the new segregation and it was insignificant (approximately 1 basis point impact to the loss rate applied to the pool).

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We note your disclosure that in the current environment, second liens in areas experiencing declines in home prices, such as Florida, perform similar to an unsecured portfolio, and that short sale offers and settlement agreements are often received by the home equity junior lien holders well before the loan balance reaches the delinquency threshold for charge-off consideration (which is 120 days per page 27 of your Form 10-Q), potentially resulting in a full balance payoff/charge-off. Please tell us how the performance of home equities as an unsecured portfolio and the charge-off threshold of 120 days as opposed to 180 days for other secured loans, including first liens, impact your allowance for home equity loan loss calculation.

Regions’ Response: The allowance for home equity loans and lines is estimated quarterly based on the recent historical loss rates. The historical timeframe utilized by Regions is the last 12 months through the month before quarter-end. As the composition and the concentration of the home equity portfolio has not significantly changed over time, losses due to those properties secured by second liens in areas that have experienced significant home price declines are already included in the loss rates. Moving the charge-down to estimated value threshold to 120 days from 180 days accelerated the timing of the loss (the amount was not significant), but did not alter the loss content of the portfolio. The delinquency roll rates experienced by Regions are not materially different between 120 days and 180 days. Therefore, the charge-down to estimated value change had no significant impact on the allowance for loan losses calculation.

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You state that you are unable to track payment status on first liens held by another institution, including payment status related to loan modifications. Considering that there could be situations where your second line is paying, but the first lien is not (and you are not aware of the first lien’s payment status), please tell us how you consider this lack of information related to first liens underlying your second liens in your calculation of the allowance for second lien home equity loan losses.

Regions’ Response: The inability to monitor payment status of first liens has been a continuing information constraint. Our region is in its third year of economic stress. Both of these factors are therefore already imbedded into our recent historical loss rates. We have no basis to believe the incidence of loss as a result of past due status on first liens has significantly changed and therefore have no basis for adjusting our loss rates.

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You also state that you qualitatively consider factors such as periodic updates of FICO scores, unemployment, home prices, and geography as credit quality indicators for consumer loans. Please tell us what you mean by qualitatively consider, and discuss how these credit quality indicators, especially FICO scores and home prices that you appear to track on a regular basis, are considered in your allowance for home equity loan loss methodology.

Regions’ Response: The factors such as FICO scores, unemployment indices, home prices, and geography are qualitatively evaluated to determine whether there are any indications that recent historical loss rates are no longer an appropriate basis on which to estimate losses. Changes in trends, changes in demographics in our regions, indicators of future stresses, etc. are all indicators that are monitored. Significant changes in these qualitative factors might indicate that the loss rates used in the allowance calculation should be quantitatively adjusted. We have not seen any significant changes in 2011 and therefore have not made nor have a basis to make any adjustments to the allowance calculation.

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Please explain to us the specific distinctions you make in terms of incidence and severity in your home equity allowance methodology as compared to your secured portfolio allowance methodology and how your methodology for second liens differs from your methodology for first liens. For example, clarify whether you assume 100% loss severity on your second liens.

Regions’ Response: The allowance for home equity loans and lines is estimated based on the historical loss rates. As such, the probability of default (incidence) and loss given default (severity) are imbedded in the loss rate. While loss rates differ between first and second lien home equity lines, the rates are correlated and move in relation to each other. This relationship, combined with the static mix of Regions’ home equity portfolio, is sufficient to allow aggregation for purposes of estimating the allowance for loan losses. Therefore, we do not assume a specific severity for second liens versus first liens, only that the losses will be similar to recent historical trends, updated for the qualitative assessments previously discussed.

Note 5—Allowance for Credit Losses, page 141

3.	We note your response to prior comment 10 and your expanded disclosures on page 70 of your September 30, 2011 Form 10-Q. In order to provide further insight into the credit quality characteristics of your consumer loan portfolio, please further disaggregate your FICO stratifications beyond the “Below 620” and “620 and Above” stratifications currently used.

Regions’ Response: Regions will disclose a total of four bands of FICO stratifications in future interim and annual filings as follows: “Below 620”, “620-680”, “681-720” and “Above 720”. These FICO ranges approximate risk grades used by Regions for underwriting purposes. Risk grades are a product of FICO scores and Regions’ custom score which is a credit score developed from our specific application pool. Risk grades determine approval, structure (amount of approval, loan to value ratio and maximum term) and pricing of the loan if approved. Typically, applications with FICO scores below 620 would be denied due to high probability of default. Scores above 620 would require a minimum custom score for approval and if approved may have some structure limitations; they are typically priced higher than scores between 680 and 720. Scores above 720 have differentiated pricing based upon probability of default and loss given default.

Note 9—Foreclosed Properties, page 151

4.	We note your response to prior comment 11 where you indicate that you get updated valuations for non-performing loans on at least an annual basis, and that those valuations are discounted from the most recent appraisal to consider declines in property values. Please respond to the following:

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Provide further details regarding the discounting process used for these older appraisals. For example, tell us if you use a matrix approach and fix the level of discount applied by type of loan and age of appraisal, or whether the analysis is more loan by loan;

Regions’ Response: Appraisals for commercial and investor real estate properties, regardless of the age of the appraisal, are discounted by standard factors based on broad property types, such as land or non-land. The standard factors are developed based on Regions’ historical loss information upon ultimate disposition of the properties and are updated at least annually.

•	Tell us what types of procedures you perform to back test or validate that the discount percentages are appropriate; and

Regions’ Response: Sales of commercial and investor real estate foreclosed properties are tracked against the most recent appraisals to validate the reasonableness of the discount percentages. The discount percentages are adjusted to align with actual sales results at least annually.

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Expand your disclosure to discuss how the declines in real estate valuations are included within the loss given default estimates within the allowance calculation and how frequently these estimates are updated.

Regions’ Response: Regions proposes to include the following disclosures in future annual filings:

An estimated standard discount factor, which is updated at least annually, is applied to the appraisal amount for certain commercial and investor real estate properties when the recorded investment in the loan is transferred into foreclosed property. Loss given default estimates for these certain commercial and investor real estate properties are updated within the allowance calculation quarterly using this historical loss information.

Note 21—Fair Value Measurements

Items Measured at Fair Value on a Non-Recurring Basis, page 184

5.	We note your response to prior comment 12 regarding the adjustments you may make to real estate appraisals obtained for your foreclosed property, other real estate and loans held for sale. Please respond to the following:

To clarify, Regions has a formalized process for review of appraisals used in support of valuation. This process results in a very small amount (less than 1%) of adjustments to values as Regions uses experienced, qualified appraisers. Additionally, as described in response to number 4 above, standard discounts are applied to commercial and investor real estate properties upon transfer into foreclosed properties, based on Regions’ history of proceeds received at disposition. These standard discounts, which are in addition to the appraisal review adjustments referred to in your comment, are based on Company-specific experience and therefore result in a Level 3 classification.

•	Please tell us the typical timeframe between the ordering of the appraisal, receipt of the appraisal, and review by your internal department;

Regions’ Response: During 2011, the average time frame between the order and receipt of an appraisal has been approximately 34 calendar days. The average turnaround time for the review during 2011 has been approximately 7 calendar days. Therefore, the average period from when an appraisal is ordered to when the review is completed is approximately 41 calendar days.

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Your response indicates that the gross mutually-agreed decrease adjustments were on average a decrease of 24%. Please clarify the circumstances driving the significant adjustments. For example, tell us whether these are principally driven by the valuations on certain types of properties where you have experienced lower exit values that differ from appraisal values, as discussed in your response;

Regions’ Response: We have discovered that the 24% in our previous response was incorrect. The actual percentage of downward adjustments for the first six months of 2011 was only approximately 9% (dollar amount of downward adjustments as a percent of the appraised amounts that were adjusted). As of September 30, 2011, the 9% was still valid. The downward adjustments occur on approximately 7.5% of the aggregate appraised values reviewed (the total of those values that are adjusted plus those values that are not adjusted). Therefore, the downward adjustments were less than 1% of the aggregate appraised values reviewed during the first nine months of 2011.These adjustments are made based on the reviewer’s opinion that the appraisal report as originally submitted did not provide adequate support for the concluded market value. There are various reasons for these revisions, such as clerical errors and differences in opinion on certain assumptions. There does not appear to be any specific pattern regarding the adjustments with respect to property type or other factors.

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We note your disclosure on page 54 of your September 30, 2011 Form 10-Q where you indicate that professional valuations are considered Level 2 measurements because they are largely based on observable inputs. Your disclosure also states that internally adjusted valuations are considered Level 3 measurements because management uses assumptions that may not be observable in the market. In light of the fact that your response indicates that approximately 6% of your appraisals resulted in the valuation firm adjusting their value conclusions, please tell us why 72% of your assets measured at fair value on a non-recurring basis were classified as Level 3;

Regions’ Response: As discussed in response to question 4 above, appraisals for certain commercial and investor real estate properties are further discounted by standard factors based on broad property types, such as land or non-land. This discount occurs after the valuation firm issues the final agreed-upon appraisal valuation. This discount factor is based on Regions’ experience. There continues to be a difference between market value appraisals and property liquidation values realized upon ultimate disposition of the property. The discount factor is based on Regions’ experience which is not observable in the market and is therefore a Level 3 measurement.

The remaining approximately 28% of assets measured at fair value on a non-recurring basis were classified as Level 2 because they are primarily residential properties valued at appraisal amounts (based on market observable data) less estimated costs to sell.

•	Please clarify whether you would consider valuations where the decreases or increases were mutually agreed to by the valuation firm to be Level 2 or Level 3 measurements; and

Regions’ Response: Regions would consider valuations where the decreases or increases were mutually agreed to by the valuation firm and are reflected in the final issued appraisal to be Level 2 measurements, as the appraisal review function ensures the appraisal is based on market-observable data.

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Please expand your disclosure in future filings to discuss the fact that adjustments to market value conclusions are discussed with the valuation firm and give an indication of the magnitude of the adjustments that are not mutually agreed upon.

Regions’ Response: Regions proposes to include the following disclosure in future interim and annual filings:

Adjustments to the market value conclusions are discussed with the professional valuation experts and/or third party appraisers; the magnitude of the adjustments that are not mutually agreed upon is insignificant.

Form 8-K filed July 26, 2011

6.	We note your response to prior comment 14 where you indicated that you would label pre-tax pre-provision net revenue (or similarly titled measures) as non-GAAP in future filings. However, we note your disclosure on page eight of your third quarter earnings release furnished as Exhibit 99.1 on October 25, 2011 and on page eight of your third quarter supplement furnished as Exhibit 99.2 that you continue to label pre-tax pre-provision income as a GAAP measure. Please revise future filings to remove any reference to this measure as a GAAP measure, and clearly label the measure as non-GAAP, as previously agreed in your response to prior comment 14.

Regions’ Response: In future filings, Regions will change this reconciliation to begin with net income from continuing operations (GAAP) and add preferred dividends, income tax expense, and provision for loan losses to arrive at pre-tax, pre-provision income (non-GAAP) and then make other non-GAAP adjustments, if necessary. Our investors have asked to see these measures in order to model a base net revenue stream, and generally use other credit metrics to model credit losses. Regions agrees that pre-tax, pre-provision income is a non-GAAP measure and will label as such in future filings.

Form 10-Q for Quarterly Period Ended June 30, 2011

Item 6. Exhibits

7.	We note the forms of change-in-control agreements you filed as exhibits to the Form 10-Q. Please tell us why you have not filed any Forms 8-K reporting entry in the change-in-control agreements with the three executive officers.

Regions’ Response: Regions concluded that the change-in-control agreements are within the category of compensatory agreements with executive officers and therefore subject to Form 8-K, if at all, pursuant to Item 5.02(e). Inasmuch as the three executive officers as to whom the forms of agreements were filed as exhibits to Form 10-Q are neither named executive officers, the principal executive officer, nor the principal financial officer, Regions’ entry into a change-in-control agreement with each of them did not give rise to a filing obligation on Form 8-K.

We have understood the Staff to express that compensatory plans, arrangements, and agreements with executive officers generally (other than those designated in Item 5.02(e)) are to be addressed in accordance with the 1934 Act’s periodic reporting regime. We refer to Release No. 34-54302, section III.A. (2006).

Form 10-Q for Quarterly Period Ended September 30, 2011

Note 3—Loans and the Allowance for Credit Losses, page 13

8.	We note your disclosure on page 13 that in June 2011, you completed the purchase of approximately $1.2 billion of Regions-branded credit card accounts from FIA Card Services. Your disclosure goes on to state that during the third quarter of 2011, you allocated $84 million to the allowance for loan losses. Please tell us why this transaction resulted in an allocation of amounts to the allowance for loan losses.

Regions’ Response: Regions purchased approximately $1.1 billion of credit card receivables and relationships from FIA Card Services on June 30, 2011. An interim servicing agreement was established to service the portfolio for no longer than 15 months following the closing date. Regions has not purchased nor will we obtain any process or other information that could be construed as “processes” under the definition of a business combination. Regions concluded the purchase does not fall within the scope of a business combination under ASC 805-10-15, as Regions only purchased inputs.

Because the purchase was outside of the scope of ASC 805, Regions determined that guidance for asset acquisitions should be followed. Accordingly, Regions analyzed whether the receivables met the requirements for recognition under ASC 860-20-40. Regions determined that the transaction qualified for sale treatment and determined that the receivables, as well as any other assets or liabilities assumed, should be recognized (ASC 860-20-25-3) at fair value (ASC 860-20-30-2). Regions also noted the guidance in ASC 310-10-25-7 specifically related to credit card portfolio acquisitions and recognized an identifiable intangible asset under ASC 350 for purchased credit card relationships (PCCR).

The overwhelming majority of the balances associated with the $1.1 billion credit card portfolio have revolving privileges. Because the cardholders would continue to have revolving privileges, Regions determined that the receivables were not in the scope of ASC 310-30 (see 15-4c). Regions noted that the revolving privileges associated with $45 million of this balance have been revoked. Regions determined this amount insignificant when determining whether these loans should be accounted for under ASC 310-30.

Regions referred to the guidance in the Credit Card Activities Manual published by the FDIC. This guidance notes that the allowance is typically increased as part of the acquirer’s accounting for the transaction and is carried over at the seller’s balance similar to the accounting guidance in SAB Topic 2.A.5 (which was superseded by SAB 112 as a result of the issuance of FAS 141(R)). While this guidance is contradictory to the guidance in ASC 805-20-30-4, Regions noted that the scope of ASC 805-10 (which dictates the scope of ASC 805-20) is applied to business combinations, not asset purchases. Regions noted that the guidance included in the FDIC manual was the only industry guidance that appeared to directly relate to this transaction. Due to the lack of control over the seller to provide its actual allowance for loan loss methodology and calculation associated with this portfolio, Regions estimated that the loan loss reserve based on historical roll rates and loss rates was approximately $84 million, which was a similar approach applied by the seller (noted through anecdotal conversation). The recognition of the allowance resulted in a corresponding premium on the loan balances such that net loans (gross loans, net of allowance) were at fair value, with the premium being amortized over the assets’ estimated life in accordance with ASC 310-10-35-52.

Presentation of Purchase with No Allowance

During the fourth quarter as Regions finalized the purchase date valuation for the assets acquired, Regions noted that an approach to the treatment discussed above is outlined in ASC 805-20-30-4 which details the initial recognition for receivables with uncertain cash flows in a business combination. In deciding whether the application of this accounting treatment is appropriate, a determination must be made that the intent of FAS 141(R) was to change the accounting for all purchased receivables regardless of their acquisition method. Regions now understands that the accounting industry has gravitated toward application of ASC 805-20-4 to asset acquisitions. Under this accounting model, Regions would have recorded no allowance. While the FASB did not address the subsequent accounting for such loans, Regions would follow a similar accounting model to that outlined in ASC 310-30 for the purchased receivables. As the credit risk on the purchased balances deteriorates, Regions would then recognize an allowance by providing for that deterioration. As the balances on the purchased revolving loans pay down and new draws are executed (which in effect creates a new loan), allowance would be recognized on these new balances.

Regions calculated the difference between the two approaches, noting that earnings per share would have been reduced by approximately $0.003 for the third quarter ended September 30, 2011 and allowance to nonperforming loans would have been reduced by approximately three percentage points as of both June 30 and September 30, 2011. Regions has concluded that the differences between the two approaches are immaterial. The adjustment at June 30, 2011 would be a balance sheet only reclassification between loans and allowance for loan losses and has a minimal impact on coverage ratios, all of the changes of which are less than 3%. The adjustment at September 30, 2011 was also immaterial with minimal impacts to capital and coverage ratios. Income statement impacts for the nine months ended September 30, 2011 and three months ended September 30, 2011 are both quantitatively and qualitatively immaterial. The net income impact is estimated at approximately a $3.5 million reduction, which would not have changed earnings per share. The adjustment would not have impacted the trend in earnings, which is increasing during the year, and as discussed above the earnings per share amount, which exceeded consensus estimates, would have been unchanged.

During the fourth quarter of 2011, Regions will reverse the entry to record allowance and premium which was booked in the second quarter of 2011. Regions will also establish provision for loan losses for the estimated amount of new advances and originations since the purchase date.

Modification Activity: Commercial and Investor Real Estate Portfolio Segments, page 26

9.	We note your disclosure on page 26 that generally TDRs remain identified as TDRs for the term of the loan, but that there may be circumstances where the borrower’s financial condition improves such that the borrower is no longer in financial difficulty and the loan is subsequently renewed, and the modified loan is not considered a TDR. Please tell us the following:

•	Please quantify the balance of loans that have been removed from TDR status due to these types of modifications.

•	Describe the circumstances under which you would modify a loan in this manner.

•	Describe the types of modifications made under this policy (i.e. interest rate, additional collateral, additional guarantors, etc.) and identify the modifications you do most often.

•	Clarify whether you believe these borrowers could have obtained similar financing elsewhere at current market rates.

•	Clarify whether you have removed the loans from TDR status due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.

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Given that these loans were already considered to be TDRs with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.

•	Clarify whether you account for these loans as new loans in accordance with ASC 310-20-35-9 and if so, provide your basis for doing so.

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Tell us in detail how you determined that the TDR status should be removed from these loans upon modification instead of after the one year period set forth in ASC 310-40-50-2, particularly if you concluded that these loans do not constitute new loans under paragraphs 9-11 of ASC 310-20-35.

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Tell us whether you evaluate these loans individually for any subsequent impairment. If not, tell us if you evaluate these loans as a separate pool when determining the appropriate level of allowance for loan losses, and tell us if the default rates on these modified loans are higher than similar loans that have not experienced credit quality deterioration. If so, please revise your disclosures to discuss that fact and discuss why you believe that trend is occurring.

Regions’ Response: There have been no loans removed from TDR status as a result of a renewal and the borrower no longer being in financial difficulty.

The disclosure referenced above was intended to state Regions’ policy should these circumstances occur. Regions will not repeat the disclosure prospectively, but will continue to monitor developments to determine appropriate accounting policy.

10.	We note your disclosure regarding A/B note restructurings and the fact that an appropriately underwritten A-note will allow for an ultimate return to accrual status upon charge-off of the B-note and a satisfactory period of performance of the A-note (generally six months). Please clarify whether you would ever remove an A-note from TDR classification after a satisfactory period of performance. If so, please describe those circumstances, provide your support in the accounting literature, and quantify the dollar amount of loans meeting your criteria.

Regions’ Response: The A-note retains the TDR classification since the B-note was charged-off and constituted a concession.

Troubled Debt Restructurings, page 23

Defaulted TDRs, page 29

11.	We note your disclosure on page 29 that commercial and investor real estate loans which were on non-accrual status at the time of the latest modification are not included in the default table above, as they are already considered to be in default at the time of the restructuring. Please clarify how you concluded that the exclusion of these loans from the table complies with the guidance in ASC 310-10-50-34 which indicates that the data is to present receivables modified in TDRs within the previous 12 months for which there was a payment default during the period. As part of your revised disclosure, please clarify whether any of these loans excluded from the table have experienced a payment default during the period.

Regions’ Response: In establishing a policy for this new disclosure, Regions defined the terms “payment default” as placement on non-accrual for commercial and investor real estate loans. This measure more closely aligns with the definition of default in our internal loan policies and the definition of impaired in our accounting policies. Many commercial or investor real estate loans move to non-accrual status before the customer misses a payment. For example, at September 30, 2011, approximately 45% of all commercial and investor real estate non-accrual loans were current as to contractually due principal and interest. Accordingly, Regions concluded that placement on non-accrual status was the most representationally faithful measure of the success of renewal activity.

We understand the Staff’s concern regarding renewals and extensions of maturities for non-accrual loans which result in TDRs. Accordingly, Regions agrees to clarify the disclosure in future filings as follows:

Commercial and investor real estate loans which were on non-accrual status at the time of the latest modification are not included in the default table above, as they are already considered to be in default at the time of the restructuring. At December 31, 2011, approximately $XXX million commercial and investor real estate loans modified in a TDR were on non-accrual status. Approximately XX% of this amount was 90 days past due.

12.	We note your disclosure on page 29 that as of September 30, 2011, you had restructured binding unfunded commitments totaling $168 million where a concession was granted and the borrower was in financial difficulty. Please respond to the following:

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Please provide additional detail regarding the circumstances surrounding these restructurings. For example, discuss how frequently these restructurings are performed, discuss the types of terms changed, and the typical length of the concessions;

Regions’ Response: Similar to the discussion in response to question number 9 above, the vast majority of commercial and business services TDRs relate to renewals and extensions for criticized and classified loans, primarily identified as TDRs during the 3rd quarter of 2011 due to clarified accounting literature effective in that reporting period. Some of these modified loans have corresponding unfunded lines, which represents the $168 million disclosed in the Form 10-Q.

•	Discuss whether you would classify the loan that is ultimately funded from this restructured unfunded commitment as a TDR, and if not, why not;

Regions’ Response: We would classify any funding as a TDR.

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We note your disclosure on page 71 that your reserve for unfunded commitments increased from $71 million to $86 million at September 30, 2011. Tell us whether the increase was due, at least in part, to the TDRs performed. Additionally, clarify whether re-defaults are factored into your reserve, and if so, how.

Regions’ Response: The increase was not due to the classification as a TDR, but due to the risk rating assigned to the unfunded commitment. For commercial and investor real estate loans, default is assumed to occur upon movement of the related obligor to non-accrual status. Any unfunded commitment for an obligor with loans on non-accrual status are reserved at the estimated loss given the default.

Note 4—Loan Servicing, page 29

13.	We note your rollforward of mortgage servicing rights during the three and nine months ended September 30, 2011. Please tell us, and separately quantify, the main drivers of the $116 million reduction in fair value of these assets during the nine months ended September 30, 2011. As part of your response, please separately discuss whether the decrease was caused by an increase in servicing costs. Additionally, to the extent that the driver is mainly due to changes in interest rates and prepayment speeds, please tell us why the amounts are so much larger than indicated by your sensitivity disclosures provided on page 147 of your 2010 Form 10-K.

Regions’ Response: Of the approximately $116 million reduction in fair value of the mortgage servicing rights (MSR) during the nine months ended September 30, 2011, approximately $130 million of the reduction was due to faster estimated prepayment speeds, which was partially offset by approximately $14 million of gains due to changes in the option adjusted spread (OAS) included in our discount rate. At December 31, 2010, weighted average prepayment speeds on Regions’ MSR were approximately 13 percent CPR, versus the weighted average prepayment speeds at September 30, 2011 of 26.6 percent CPR. This change approximates a 100+ percent increase in CPR or five times the 20 percent sensitivity analysis disclosed at December 31, 2010. This change in prepayment speeds correlates with the drop in the FNCL as quoted by Bloomberg, which dropped from approximately 4.125 percent at December 31, 2010 to approximately 3.0 percent at September 30, 2011.

Regions did not increase its servicing costs in 2011. Regions performs significant benchmarking analyses to peer servicers on a regular basis over the course of a calendar year and reviews (on a weighted average basis) OAS, servicing costs, CPR, servicing fees, etc, as well as the overall multiples of unpaid principal balance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results Operations

Credit Quality, page 65

Allowance for Credit Losses, page 70

14.	We note your disclosure on page 71 that for loans that are not specifically reviewed, you use information from your ongoing review process to stratify the loan portfolio into pools sharing common risk statistics. Please provide us with additional information about the pools used as part of this process. For example, please respond to the following:

•	Tell us the number of pools used in your allowance methodology as of September 30, 2011 and how they relate to your loan classes on page 17;

Regions’ Response: For the commercial and investor real estate portfolio segments, the portfolio is segmented into 14 product pools that are further delineated into sub-pools by risk rating and facility grade. The actual number of these sub-pools varies each quarter.

For the consumer portfolio segment, the portfolio is segmented into pools based on the product (lower level than loan class). There were 9 pools as of September 30, 2011.

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To the extent that you have only one loan pool for your home equity portfolio, please tell us how you concluded that there were a sufficient number of common risk characteristics to aggregate, particularly due to the fact that loss rates and risk weightings may be different depending on whether the home equity loan is in the first or second lien position;

Regions’ Response: While loss rates differ between first and second lien home equity lines, the rates are correlated and move in relation to each other. This relationship, combined with the static mix of Regions’ home equity portfolio, is sufficient to allow aggregation for purposes of estimating the allowance for loan losses. However, starting in the fourth quarter of 2011, we estimated the allowance using separate pools for first and second lien loans. Regions performed an analysis of the impact of the new segregation and it was insignificant (approximately 1 basis point impact to the loss rate applied to the pool).

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Your disclosure on page 71 indicates that adjustments to the allowance calculated using a pool approach are recorded through the provision for loan losses, or non-interest expense, as applicable. Please enhance your disclosure in future filings to address when adjustments to the allowance would be recorded through non-interest expense.

Regions’ Response: Adjustments to the allowance for credit losses recorded through non-interest expense relate to unfunded commitments. We will make this clear in future filings.

Goodwill, page 77

15.	We note your discussion of the impairment test performed on your Banking/Treasury reporting unit during the three months ended September 30, 2011. Please respond to the following:

•

We note from your disclosures that you use both an income and a market approach to value your reporting units. Please discuss the weighting for each of these two methodologies and describe any changes made to the weightings of the two methodologies over the past two years;

Regions’ Response: Regions weights the income approach 70% and the market approach 30% in valuing the reporting units. This method has been consistently applied since year-end 2008. Within the market approach, the public company method is weighted 80% and the transaction method is weighted 20% and these weightings have also been consistently applied over the past two years.

•	To the extent there are significant variances in the two methodologies, please tell us whether you reconcile the two methodologies to try to capture the causes of the variances;

Regions’ Response: In historical periods, Regions compared the output of the two methodologies noting that the income approach had not significantly exceeded the market approach. Were significant variances to exist, we would analyze the valuations to understand the differences in order to conclude whether the overall resulting value is reasonable.

•

We note your disclosure on page 78 you performed tests of goodwill for impairment during each quarter of 2010, and during the second, third and fourth quarter of 2009 in a manner consistent with the test conducted in the fourth quarter of 2008. Please address the changes to the test you made during the interim tests performed in 2011 as compared to your historical methodology;

Regions’ Response: Our disclosure on page 78 of the 3rd quarter Form 10-Q referenced interim tests in 2009 and 2010 being performed due to continued credit quality issues. Tests were continued in 2011 primarily due to our market capitalization remaining below book value. The 2011 tests were prepared consistent with the historical methodology. We agree in future filings to clarify our disclosure as follows:

Regions continued to perform its goodwill impairment tests during the first three quarters of 2011, in a manner consistent with the tests conducted in prior periods, primarily due to the Company’s market capitalization remaining below book value.

•

We note that you changed the control premium to 60% from 30% in prior periods due to the significant decline in market capitalization experienced in the banking sector during the third quarter of 2011. Please tell us how you concluded such a dramatic increase in control premiums was appropriate, solely due to declines in market capitalization experienced during the sector. Please clarify any procedures performed to validate the appropriateness of the control premium, such as review of any transactions occurring in the financial sector during this period; and

Regions’ Response: The control premium used within the guideline company method is applied to the price/tangible book value percentage for certain peer banks. During the third quarter of 2011, the peer-based price/tangible book value baseline was 0.7 times. Applying a 30% control premium would have generated a resulting market multiple of 0.91 times tangible book value. Average and median transaction multiples for recently announced bank acquisitions ranged from 1.0 to 1.6 times tangible book value, with larger deals more comparable to Regions averaging 1.15 times. Therefore, Regions concluded that a 60% control premium which resulted in a 1.12 times tangible book value multiple would be appropriate.

•

We note your disclosure on page 79 that a control premium of 60 percent and 30 percent result in an implied fair value of goodwill that exceeds the book value of goodwill by 24 percent and 15 percent, respectively. Please clarify if this fact is due to the market approach only being partially weighted in your analysis of the fair value of the reporting unit.

Regions’ Response: A control premium of 60% and 30% in the guideline company method resulted in an implied fair value of goodwill that exceeded the book value of goodwill by 24% and 15%, respectively, because the market approach is weighted at 30% in the analysis of fair value.

Short-Term Borrowings, page 82

16.	We note your disclosure on page 83 that the level of customer-related borrowings through repurchase agreements can fluctuate significantly on a day-to-day basis. We also note your disclosure on page 83 related to short-term borrowings that are used for funding purposes, including data related to the average amount outstanding during the period, maximum amount outstanding during the period, etc. Given the variances in these balances during the period, please either revise future filings to provide comparative data for this class of short-term borrowings, or tell us why you do not believe this disclosure is relevant. As part of your response, please tell us exactly how you differentiate between customer related borrowings under repurchase agreements and company funding sources.

Regions’ Response: The repurchase agreements included in the customer-related borrowings are overnight sweep products offered to commercial customers. At the end of each business day, customer balances are swept into the agreement account. In exchange for cash, Regions sells the customer securities with a commitment to repurchase them on the following business day. The repurchase agreements are collateralized to allow for market fluctuations. Securities from our Bank subsidiary’s investment portfolio are used as collateral. From the customer’s perspective, the investment earns more than a traditional money market instrument. From Regions’ standpoint, the repurchase agreements are similar to deposit accounts, although they are not insured by the FDIC or guaranteed by the United States or agencies. Our Bank subsidiary does not manage the level of these investments on a daily basis as the transactions are initiated by the customers.

Conversely, the repurchase agreements presented with company-funding services are traditional borrowing arrangements initiated by Regions for its own liquidity purposes. In preparing the short-term borrowing disclosures, Regions believes the users of the financial statements will be most interested in the level and cost of borrowings initiated by the Company for its own funding. While certainly relevant, Regions does not believe that the customer-related borrowings require the more detailed disclosures, since the Company does not initiate the transactions and because the products are more similar to deposits than borrowings.

Regions agrees to clarify disclosures in future filings as follows:

Repurchase agreements are also offered as commercial banking products as short-term investment opportunities for customers. At the end of each business day, customer balances are swept into the agreement account. In exchange for cash, Regions sells the customer securities with a commitment to repurchase them on the following business day. The repurchase agreements are collateralized to allow for market fluctuations. Securities from Regions Bank’s investment portfolio are used as collateral. From the customer’s perspective, the investment earns more than a traditional money market instrument. From Regions’ standpoint, the repurchase agreements are similar to deposit accounts, although they are not insured by the FDIC or guaranteed by the United States or agencies. Regions Bank does not manage the level of these investments on a daily basis as the transactions are initiated by the customers. The balance totaled $X.X billion at [date] and $X.X billion at [date]. The level of these borrowings can fluctuate significantly on a day-to-day basis.

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact me at (205) 264-4174.

Sincerely,

/s/ David J. Turner, Jr.

David J. Turner, Jr.

Chief Financial Officer

cc:	Staci Shannon

Stephanie Hunsaker

Michael Seaman

SEC, Division of Corporation Finance